Partnership level) will be additional third party debt financing (which may not be available if, as expected, the Property owned by the Local Partnership is already substantially leveraged) or additional equity contributions of the Local General Partner or other equity sources (which could adversely affect the Partnership's interest in Operating Cash Flow and/or proceeds of sale or refinancing of the Property and result in adverse tax consequences to the Limited Partners). There can be no assurance that any of such sources would be readily available in sufficient proportions to fund the capital requirements of the Local Partnership in question. If such sources are not available, the Local Partnership would risk foreclosure on its Property if it were unable to renegotiate the terms of its first mortgage and any other debt with the lenders thereof. See "Investment Objectives and Policies—Mortgage Financing of Complexes and Acquisitions."

The amount and sequence of the Partnership's commitments for capital expenditures will depend upon the rate at which contracts for acquisitions are executed, the size of the Partnership's capital commitments and other factors that are difficult to predict at this time.

Liquidity

Each Partnership acquisition will be analyzed by the General Partner with respect to its probable impact upon the Partnership's liquidity position. In this regard, the General Partner will take into account projected cash flow generated from the Property, the debt service requirements expected to be generated in the context of the existing financing and any restructuring or refinancing of such Property, and the division of cash flow in excess of debt service between the Partnership and the Local General Partner.

Following an acquisition, adverse business or financial developments could result in cash flow, debt service and other changes not considered probable at the time of acquisition by the Partnership, with a corresponding adverse effect on the Partnership's liquidity position. To protect against the effect of such developments, the General Partner will endeavor to obtain from the Local General Partners limited negative cash flow guarantees or undertakings and agreements to subordinate management fees to guard against operating deficits in the cash flow position of Properties. See "Investment Policies and Objectives—Operating Deficit Guarantees."

In addition, as discussed above the Partnership intends to establish at its inception Working Capital equal to approximately 6.0% of the Gross Proceeds of the Offering of Units, which Working Capital may be increased or decreased by the General Partner in its sole discretion as it deems necessary or appropriate and may also establish, increase or decrease its Reserves in addition to its Working Capital, in the discretion of the General Partner, and the Local Partnerships are expected to maintain working capital reserves independent of those maintained by the Partnership to the extent that (a) the terms of mortgage debt encumbering the Properties or the terms of any government assistance program so requires, or (b) the General Partner and the Local General Partner determine that the same is necessary or advisable. Although the General Partner will endeavor to cause the appropriate level of reserves to be maintained at both the Partnership and Local Partnership level, if such reserves and any other available income are insufficient to cover the Partnership's or any Local Partnership's operating expenses and liabilities, it may be necessary to accumulate additional funds from distributions received from Local Partnerships and that would otherwise be available for distribution to Partners and Limited Partners, or to liquidate the Partnership's investment in one or more Local Partnerships.

The Working Capital and Reserves of the Partnership and reserves of the Local Partnerships may be increased or decreased from time to time by the General Partner and/or the Local General Partners as the case may be in order to meet anticipated costs and expenses and potential losses, and the amount of Cash Available for Distribution and/or Sale or Refinancing Proceeds, if any, that is available for distribution to the Limited Partners may be affected accordingly.

PROFITS, LOSSES AND DISTRIBUTIONS

Allocations of profits, losses and credits and distributions of cash will be made on two separate levels. First, allocations and distributions will be made between the Local General Partner and the Partnership. Second, allocations and distributions so made to the Partnership will be further allocated and distributed between the General Partner and the Limited Partners. The following discussion summarizes the provisions

of the Partnership Agreement and the expected provisions of each Local Partnership Agreement in this regard and is qualified in its entirety by reference to the provisions of such agreements. The form of Partnership Agreement is attached to this Prospectus as Exhibit A.

Local Partnership Level

The percentages below assume that the Partnership will acquire a 99% interest in each Local Partnership, and will vary as the percentage interest acquired by the Partnership varies. It is not anticipated that the Partnership will acquire less than a 90% interest in a Local Partnership. In addition, it is anticipated that at least 65% of the Net Proceeds will be invested in Properties in which the Partnership has at least a 95% interest.

1. *Distributions of Operating Cash Flow.* Operating Cash Flow, if any, from each Local Partnership will be distributed with respect to each year 1% to the Local General Partner and 99% to the Partnership.

2. *Sale or Refinancing Proceeds.* Upon the sale or refinancing of a Property, the Local Partnership will be required to repay in full any mortgage or other debt associated with such Property, to pay its costs and expenses incurred in connection with such transaction (and the dissolution of the Local Partnership if the Property has been sold), and to repay any outstanding operating deficit loans made by its Local General Partner and voluntary loans by any partner. If the Local Partnership is not being dissolved, any Sale or Refinancing Proceeds will be distributed first, 99% to the Partnership and 1% to the Local General Partner until the Partnership has received the return of its allocable Gross Proceeds with respect to such Local Partnership, and thereafter 50% to the Partnership and 50% to the Local General Partner. If the Local Partnership is to be dissolved, Sale or Refinancing Proceeds will be required to be distributed to the partners of the Local Partnership in accordance with their capital account balances (after taking into account all allocations of profit and losses). The General Partner will endeavor to negotiate a greater than 50% interest in Sale or Refinancing Proceeds (after the Partnership has received the return of its allocable Gross Proceeds with respect to such Local Partnership) for the Partnership, but such negotiation will be subject to market conditions, type of Property and location of Property. There can be no assurance that the General Partner will be successful in negotiating a greater than 50% interest.

3. *Allocations of Profits, Losses and Credits.* Each Local Partnership Agreement is expected to provide for the allocation of Losses, Profits (other than from a Sale) and any available credits (including Low-Income Credits and Rehabilitation Credits) 99% to the Partnership and 1% to the Local General Partner. Each Local Partnership Agreement is expected generally to provide for the allocation of any Profits for tax purposes from a Sale first to Partners with negative Capital Account balances in proportion to and to the extent thereof, second to the Partnership to the extent of its unrecovered gross investment and any remaining Profits for tax purposes from a Sale shall be allocated up to 50% to the Local General Partner and the balance to the Partnership.

Partnership Level

1. *Cash Available for Distributions.* Distributions of Cash Available for Distribution for any year will be made by the Partnership 99% to the Limited Partners and 1% to the General Partner.

2. *Sale or Refinancing Proceeds; Dissolution.* Prior to the dissolution of the Partnership, Sale or Refinancing Proceeds will, to the extent that the General Partner determines that such proceeds are available for distribution, be distributed as follows:

(i) to the payment of liabilities of the Partnership then due and owing to Persons other than Partners (including payment of any current Partnership Administration Fees, but excluding any current or deferred Additional Administration Fees);

(ii) to the payment first of any current or deferred Partnership Management Fees, second to the payment of any Voluntary Loans, then to the payment of any other liabilities of the Partnership then due and owing to Partners (including payment of any current or deferred Additional Management Fees) and to the payment of current or deferred Additional Administration Fees, pro rata with current or deferred Additional Management Fees;

(iii) to establish such reserves as the General Partner, in its sole discretion, determines to be reasonably necessary for any contingent or foreseeable liability or obligation of the Partnership; provided, however, that the balance of any such reserve remaining at such time as the General Partner shall reasonably determine shall be distributed as described in clauses (iv) through (vii) below;

(iv) 99% to the Limited Partners and 1% to the General Partner until the Limited Partners have been allocated (in the case of Low-Income Credits or Rehabilitation Credits) or have received (in the case of Cash Available for Distribution or Sale or Refinancing Proceeds other than Sale or Refinancing Proceeds distributed as described in clause (v) below) an amount which, taking into account all previous distributions to them of Cash Available for Distribution or Sale or Refinancing Proceeds other than Sale or Refinancing Proceeds distributed as described in clause (v) below and each dollar of Low-Income Credit or Rehabilitation Credit allocated to them, is equal to a 6% per annum cumulative (noncompounded) return on their Unreturned Capital Contributions as existing from time to time;

(v) 99% of any balance thereof to the Limited Partners, in an amount equal to their Unreturned Capital Contributions, and 1% to the General Partner;

(vi) to the payment of Disposition Fees, if any; and

(vii) the balance, if any, 90% to the Limited Partners and 10% to the General Partner.

Upon liquidation, after payment of, or reservation for, the debts and obligations of the Partnership, the remaining assets of the Partnership (or the proceeds of sales or other dispositions in liquidation of the assets of the Partnership as may be determined by the General Partner) shall be distributed to the Partners in accordance with their positive Capital Account balances (after taking into account all allocations of Profit and Losses).

3. *Allocation of Profits, Losses and Credits.* Losses for tax purposes will first be allocated to the Partners in proportion to and to the extent of the Partners' positive Capital Account balances, then 99% to the Limited Partners and 1% to the General Partner.

Profits for tax purposes, other than from a Sale, will be allocated 99% to the Limited Partners and 1% to the General Partner. Profits for tax purposes from a Sale of each Property or Local Partnership Interest generally will be allocated, first, to the Partners with negative Capital Account balances in proportion and to the extent thereof, second to the Limited Partners to the extent of their unrecovered capital contributions and then 90% to the Limited Partners and 10% to the General Partner. Special allocations are provided to insure that deductions attributable to nonrecourse debt will be respected for federal income tax purposes.

Low-Income Credits and Rehabilitation Credits shall be allocated 99% to the Limited Partners and 1% to the General Partner. Rehabilitation Credits shall be allocated only to those Partners who were Partners on the day such Rehabilitation Credit became available to the Partnership.

In the event there occurs a recapture of Low-Income Credits and/or Rehabilitation Credits previously allocated to Partners, the responsibility for the recapture of such Low-Income Credits and/or Rehabilitation Credits shall be allocated in accordance with the requirements of the Code and the Regulations.

In addition, the Partnership Agreement provides that the aggregate interests of the General Partner in each Partnership item will be equal to at least 1% of such items, that allocations will be made among Limited Partners in a manner that attempts to equalize the Limited Partners' Capital Account balances following the closing period, and that "qualified income offset" and "minimum gain" provisions included in Regulations under Section 704(b) of the Code will be satisfied.